

Mail Stop 3561

March 4, 2016

Anthony Ridding
Chief Executive Officer
Unleashed Inc.
Rastislavova 12
949 01 Nitra, Slovakia

        Re: **Unleashed Inc.
              Registration Statement on Form S-1
              Filed February 8, 2016
              File No. 333-209429**

Dear Mr. Ridding:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Offering Summary, page 5

The Company, page 5

2. We note your disclosure that you "will require additional financing, including the equity funding sought in this prospectus." Please disclose in this section the amount of financing you require to meet your business goals, as described on page 8. In this regard we note your disclosure in this section that you require a minimum of $52,000 to meet your financial obligations.

The Offering, page 6

3. Please disclose here that you intend to offer paper stock certificates and briefly summarize the additional liquidity risks to potential purchasers associated with owning paper stock certificates. In addition, please clarify here and on your prospectus cover page that you reserve the right to terminate the offering at any time even before you have sold the 50,000,000 shares of common stock and prior to twelve months from the date of effectiveness of the registration statement.

Use of Proceeds, page 18

4. We note your disclosure on page 15 that management "will have broad discretion over the use of proceeds [you] receive in this offering and might not apply the proceeds in ways that increase the value of [your] investment." Please revise this section to disclose, if true, that you reserve the right to change the use of proceeds. In addition, please discuss the contingencies that may cause management to change the use of proceeds, and the alternatives to the use of proceeds should the specified contingencies occur. Refer to Instruction 7 of Item 504 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 30

5. Please consider revising the introductory paragraph to clarify that your auditors have audited the accompanying balance sheet at March 31, 2015 and the related statement of operations, changes in stockholders' equity and cash flows for the period of inception, March 5, 2015, to March 31, 2015. The opinion paragraph should also be revised to reflect this stub period ended March 31, 2015.

<u>Management Discussion and Analysis of Financial Condition and Results of Operations, page 46</u>

<u>Our Plan of the Next 12 Months, page 46</u>

<u>Facility and Materials, page 46</u>

6. We note your disclosure on page 46 that you intend to begin leasing a warehouse facility in early 2016 if you are able to raise sufficient funds. Please disclose where this warehouse will be located.

<u>Certain Relationships and Related Transactions, page 56</u>

7. We note your disclosure on page 38 which references "additional loans from Mr. Ridding." If you have received loans from Mr. Ridding, please disclose such loans pursuant to Item 404 of Regulation S-K or tell us why you believe it is unnecessary to disclose such outstanding loans.

<u>Exhibit 23.1 Consent of Independent Registered Public Accounting Firm</u>

8. We note that the consent references your auditors' report dated February 5, 2016. However, the auditors' report in your Form S-1 is dated February 8, 2016. Please revise to correct the discrepancy in the date, as appropriate.

<u>Age of Financial Statements</u>

9. Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, in the next amendment, please include interim financial statements and related financial information such as, but not limited to, MD&A, for the nine months ended December 31, 2015, along with MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Daniel H. Luciano